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FORM SUPPL

Supplement to Prospectus Dated February 5, 2002

Dated: March 1, 2002

STATE OF ISRAEL

THIRD JUBILEE ISSUE DOLLAR BONDS

(Fixed-Rate)

The interest rate of each State of Israel 3rd Jubilee Issue Dollar Bond to be sold during the **Sales Period** commencing on **March 1, 2002** and terminating on **March 31, 2002** is:

Series A (Five Years): 5.20% **Series B (Ten Years):** 6.45%

To ensure purchase of a Bond at such interest rate, the purchase price and all supporting documentation **must be received** by Development Corporation for Israel by **March 20, 2002**.